UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒                         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2003

OR

☐                         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                to

Commission File Number 1-8514

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

STEWART & STEVENSON

401(k) SAVINGS PLAN

B.              Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stewart & Stevenson Services, Inc.

2707 North Loop West

Houston, Texas 77008

Financial Statements and Supplemental Schedule

Stewart & Stevenson 401(k) Savings Plan

December 31, 2003 and 2002, and for the year ended December 31, 2003

Stewart & Stevenson 401(k) Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002, and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Administrative Committee

Stewart & Stevenson 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 3, 2004

Stewart & Stevenson 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002

Assets
Cash	$12,288	$—
Receivables:
Employer contributions	192,157	89,651
Participant contributions	577,000	258,927
Accrued income	29,474	28,821
Pending sale	9,982	44
Total receivables	808,613	377,443
Investments	72,298,310	54,803,844
Total assets	73,119,211	55,181,287

Liabilities
Accrued expenses and other liabilities	—	15,534
Net assets available for benefits	$73,119,211	$55,165,753

See accompanying notes.

Stewart & Stevenson 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Employer contributions	$2,840,231
Participant contributions	9,063,002
Rollover contributions	560,231
Investment income	1,665,182
Net appreciation in fair value of investments	9,944,943
Total additions	24,073,589

Deductions:
Benefit payments	6,118,891
Administrative expenses	1,240
Total deductions	6,120,131

Net increase	17,953,458

Net assets available for benefits:
Beginning of year	55,165,753
End of year	$73,119,211

See accompanying notes.

Stewart & Stevenson 401(k) Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description of Plan

General

The Stewart & Stevenson 401(k) Savings Plan (the “Plan”) is a defined contribution plan established effective January 1, 1994, for the benefit of eligible employees of Stewart & Stevenson, Inc., and certain adopting subsidiaries (collectively, the “Company”) who have completed at least 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from the Company.

Contributions

Eligible employees are automatically enrolled for a 1% participant contribution of their eligible compensation unless otherwise elected. Prior to July 1, 2003, participants could elect to make an additional contribution from 2% to 20% of their eligible compensation, subject to certain limitations, as defined by the Internal Revenue Code (“IRC”). Effective July 1, 2003, participants may elect to make an additional contribution of from 1% to 80% of their eligible compensation subject to certain limitations, as defined by the IRC. The first 1% of participant contributions is matched dollar for dollar (“Basic Match”) by the Company, and participant contributions in excess of 1% of compensation, but no more than 6%, are matched at 25% (“Supplemental Match”) by the Company. Participants may also make rollover contributions to the Plan representing distributions from other qualified plans. Participants may direct the investment of all contributions into one or more of the investment options offered by the Plan.

Vesting

Participants are fully vested in their participant contributions, rollovers, Basic Match contributions, and effective July 1, 2003, Supplemental Match contributions made after June 30, 2003, and the related earnings that have been credited to their accounts. Supplemental Match contributions made prior to July 1, 2003, and related earnings continue to vest at a rate of 20% per year with full vesting after five years of service, or upon the attainment of age 65, or upon death or disability. Forfeitures of nonvested amounts are used to reduce future Supplemental Match contributions or to pay administrative expenses of the Plan.

Benefit Payments

Benefits are payable to participants or to a designated beneficiary in the form of a lump-sum payment in the event of their retirement, death, or termination of employment. In limited circumstances, account withdrawals may be made upon the attainment of age 59½ or in the event of financial hardship as defined in the Plan.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loan term may not exceed five years, except for loans used for the purchase of a principal residence, which may be repaid over a longer period of time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Company pays certain administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants will receive their vested account balance.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments in mutual funds and common stock are stated at fair value, based on quotations obtained from national security exchanges. The investment in the common collective trust fund is stated at fair value as determined by the issuer, based on the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for various investments in a common collective trust fund, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets at December 31, 2003 or 2002, are as follows:

	December 31
	2003	2002

AIM Value Fund	$9,461,953	$9,575,490
American Balanced Fund	7,385,298	5,693,349
Eaton Vance Large-Cap Value Fund	4,730,388	—
Franklin Small Cap Growth Fund	4,291,663	4,105,887
Mercury International Fund	4,878,918	2,265,386
Merrill Lynch Corporate Bond Fund, Inc. Intermediate Term	8,917,923	8,796,487
Merrill Lynch Global Allocation Fund, Inc.	9,481,545	7,051,516
Merrill Lynch Retirement Preservation Trust	8,779,535	7,711,117
Massachusetts Investors Trust	2,682,528	4,084,809
Stewart & Stevenson Services, Inc. common stock	3,001,487	3,177,208

During 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Common stock	$170,092
Mutual funds	9,774,851
$9,944,943

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 17, 2004, stating that the Plan is qualified under section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the date through which this determination letter applied, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Supplemental Schedule

Stewart & Stevenson 401(k) Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 74-1051605     PN: 002

December 31, 2003

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

*Stewart & Stevenson Services, Inc.	213,629 shares of common stock	$3,001,487
AIM Family of Funds	AIM Value Fund	9,461,953
American Funds Group	American Balanced Fund	7,385,298
Franklin Investments	Franklin Small Cap Growth Fund	4,291,663
Massachusetts Financial Services	Massachusetts Investors Trust	2,682,528
*Merrill Lynch	Merrill Lynch Corporate Bond Fund, Inc. Intermediate Term	8,917,923
*Merrill Lynch	Merrill Lynch Global Allocation Fund, Inc.	9,481,545
*Merrill Lynch	Merrill Lynch Retirement Preservation Trust	8,779,535
Olympic Trust	Mercury International Fund	4,878,918
Eaton Vance	Eaton Vance Large-Cap Value Fund	4,730,388
Lord Abbett	Lord Abbett Small-Cap Value Fund	1,889,149
MFS	MFS Core Growth Fund	3,026,679
AIM Family of Funds	AIM Small-Cap Growth Fund	812,449
*Participant loans	Various maturities and interest rates ranging from 5 to 10.5%	2,958,795
		$72,298,310

*Party-in-interest.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STEWART & STEVENSON 401(k) SAVINGS PLAN ADMINISTRATIVE COMMITTEE

Date: June 24, 2004

/s/ John B. Simmons
John B. Simmons
Chairman

/s/ Scott Biar
Scott Biar
Member

/s/ Bill Moll
Bill Moll
Member

/s/ Steve Hines
Steve Hines
Member

/s/ Lesley Roth
Lesley Roth
Member

INDEX TO EXHIBIT

Exhibit No.	Description

23.1	Consent of independent accountants